[Letterhead of Carrier Global Corporation]

March 12, 2020

VIA EDGAR

J. Nolan McWilliams
Laura Nicholson
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Carrier Global Corporation
Registration Statement on Form 10-12B
File No. 001-39220

Dear Mr. McWilliams and Ms. Nicholson:

          Reference is made to the Registration Statement on Form 10-12B (File No. 001-39220) (as amended to date, the Registration Statement), filed by Carrier Global Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 12:00 p.m., Eastern time, on March 16, 2020, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Joshua R. Cammaker, Edward J. Lee or Mark A. Stagliano of Wachtell, Lipton, Rosen & Katz, at (212) 403-1331, (212) 403-1155 or (212) 403-1060, respectively. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Mr. Cammaker, Mr. Lee or Mr. Stagliano and that such effectiveness also be confirmed in writing.

Mr. J. Nolan McWilliams
Ms. Laura Nicholson
March 12, 2020

Sincerely,

Carrier Global Corporation

/s/ Ariel David
Name:	Ariel David
Title:	Vice President, Legal & Secretary

cc:	Joshua R. Cammaker
Wachtell, Lipton, Rosen & Katz

Edward J. Lee
Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano
Wachtell, Lipton, Rosen & Katz